UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-14187

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. Union 401(k) Trust and Plan, as amended

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

RPM INTERNATIONAL INC.

UNION 401(k) TRUST AND PLAN

FINANCIAL

STATEMENTS

DECEMBER 31,

2018 AND 2017

RPM International Inc. Union 401(k) Trust And Plan

Report of Independent Registered Public Accounting Firm

Audit Committee and Participants

RPM International Inc. Union 401(k) Trust and Plan

Medina, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the RPM International Inc. Union 401(k) Trust and Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

Cleveland, Ohio

June 25, 2019

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Statements of Net Assets Available for Benefits

	December 31, 2018	December 31, 2017
ASSETS
Investments, at fair value	$6,332,087	$6,575,656
Receivables
Notes receivable from participants	391,375	292,884
Employer’s contribution	3,472	1,637
Participants’ contributions	7,387	4,994

	402,234	299,515

NET ASSETS AVAILABLE FOR BENEFITS	$6,734,321	$6,875,171

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2018

Additions To Net Assets Attributed To:

Contributions
Participants	$322,992
Employer	160,551
Rollovers	16,598	$500,141

Investment Income (Loss)
Interest, dividends and other	187,378
Net depreciation in fair value of investments	(267,054)	(79,676)

Interest on notes receivable from participants		18,319

		438,784

Deductions from Net Assets Attributed To:

Benefits paid to participants	485,718
Deemed distributions	14,338
Assets transferred to successor trustee	76,682
Administrative expenses	2,896	579,634

Net Decrease		(140,850)
Net Assets Available for Benefits:
Beginning of year		6,875,171

End of year		$6,734,321

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the RPM International Inc. Union 401(k) Trust and Plan (the Plan) have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participant Accounts

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions

Contributions are recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted on February 1, 1997, is a defined contribution retirement savings plan covering certain union employees at several wholly-owned domestic subsidiaries of RPM International Inc. (the Company and Plan Sponsor). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

Employees, as defined, are eligible to participate in the Plan provided they have worked for the Company for a period of 3 months.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

Contributions

Participants may contribute up to 50% of gross annual compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. The Company matches, depending upon the collective bargaining agreement of each participating union, up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same way the participants invest their own contributions. Contributions are subject to certain limitations, as defined.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings/(losses) and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Vesting is immediate for contributions, both for employee and employer, and earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants can only have one loan outstanding under the Plan at any time. Loan terms may not exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate between 4.25% and 6.25% as determined by the Plan Sponsor at the date of issuance. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her accounts or regular installments over any period not to exceed ten years.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.    Hardship withdrawals are allowed for participants incurring immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS).

Plan Expenses

During 2018, certain administrative expenses and fees incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.

Transfer of Assets to Successor Trustee

Infrequently, terminated employees are rehired. If they are rehired into non-union positions, their balances are transferred to the Company’s non-union plan.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements

The Plan follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements. Fair Value Measurements and Disclosures does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

Fair Value Measurements and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual Funds: Valued at quoted prices from an active market, which represents the net asset value (NAV) of shares held by the Plan at year-end.

Common Stock Fund: The Common Stock Fund was a unitized fund. The fund consisted of common stock and common/collective trusts and was valued at NAV based on the fair value of the underlying investments held by the fund less its liabilities. The use of NAV as fair value was deemed appropriate as the collective trust funds did not have finite lives, unfunded commitments relating to these types of investments, or significant restriction on redemptions.

Employer Securities: Valued at the closing price per share each day on the active market.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

Common/Collective Trusts: Valued using NAV based on the fair value of the underlying investments held by the fund less its liabilities. The use of NAV as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

Investments at Fair Value as of December 31, 2018

	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,643,432	$—	$—	$2,643,432
Employer Securities	470,651	—	—	470,651

Total Assets in the fair value hierarchy	3,114,083	—	—	3,114,083
Investments measured at NAV (a)				3,218,004

Investments at Fair Value	$3,114,083	$—	$—	$6,332,087

Investments at Fair Value as of December 31, 2017

	Level 1	Level 2	Level 3	Total
Mutual Funds	$4,640,466	$—	$—	$4,640,466

Total Assets in the fair value hierarchy	4,640,466	—	—	4,640,466
Investments measured at NAV (a)				1,935,190

Investments at Fair Value	$4,640,466	$—	$—	$6,575,656

(a)

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE D - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as determined by the Company.

NOTE E - Income Tax Status

The Plan obtained its latest determination letter on December 17, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan document has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan and related trust are designed and are currently being operating in compliance with applicable requirements of the IRC and, therefore, believes the Plan is qualified, and the related trust is tax exempt.

Generally Accepted Accounting Principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F - Related Party and Parties-in-Interest Transactions

The Wells Fargo Stable Return Fund is a common trust fund managed by Wells Fargo Bank N.A. Wells Fargo Bank N.A. was the trustee of the Plan, as defined by the Plan, through May 31, 2018 and, therefore, these transactions qualify as party-in-interest transactions.

Effective June 1, 2018, Fidelity Management Trust Company became the Plan trustee. The Fidelity Government Income Fund, the Fidelity Government Money Market Fund K6 and the Fidelity Government Cash Reserves Fund are mutual funds managed by Fidelity Management Trust Company. The Fidelity Contrafund Commingled Pool is a Common/Collective Trust managed by Fidelity Management Trust Company. Fidelity Management Trust Company was the trustee of the Plan, as defined by the Plan, beginning June 1, 2018 and, therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan to the trustees amounted to $2,896 for the year ended December 31, 2018.

In addition, at December 31, 2018, the Plan held shares of RPM International Inc. Common Stock valued at $470,651. At December 31, 2017, the Plan held shares of RPM International Inc. Common Stock, in a unitized fund, valued at $437,864.

Transactions involving these investments are allowable party-in-interest transactions under ERISA.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE G - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE H - Evaluation of Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2018, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements. Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that there were no events that were required to be recognized or disclosed.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

EIN #02-0642224

PLAN NUMBER 007

SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	Current value at
	lessor, or similar party	collateral, par or maturity value	December 31, 2018

	Registered Investment Companies
	Harbor Capital Appreciation Fund	Registered investment company	$576,056
	Vanguard Institutional Index Fund	Registered investment company	473,308
	Janus Henderson Balanced Fund	Registered investment company	432,890
	PGIM Total Return Bond Fund	Registered investment company	244,889
	VOYA Midcap Opportunities Fund	Registered investment company	218,267
	Vanguard Mid-Cap Index Fund	Registered investment company	209,294
	American Funds Washington Mutual Investors Fund	Registered investment company	179,550
*	Fidelity Government Income Fund	Registered investment company	78,338
	Dodge & Cox International Stock Fund	Registered investment company	69,610
	American Funds EuroPacific Growth Fund	Registered investment company	59,305
	Vanguard Small-Cap Index Fund	Registered investment company	54,747
	Templeton Global Total Return Fund	Registered investment company	43,925
	Vanguard Total International Stock Index Fund	Registered investment company	2,065
*	Fidelity Government Cash Reserves	Registered investment company	668
*	Fidelity Government Money Market K6	Registered investment company	520

	Total Registered Investment Companies		2,643,432

	Common/Collective Trust
	Wells Fargo Stable Return Fund	Common/collective trusts	1,389,083
*	Fidelity Contrafund Commingled Pool	Common/collective trusts	531,982
	Vanguard Target Retirement 2030 Trust II	Common/collective trusts	282,893
	Vanguard Target Retirement 2020 Trust II	Common/collective trusts	247,836
	Vanguard Target Retirement 2040 Trust II	Common/collective trusts	220,739
*	Managed Income Portfolio II Commingled Pool	Common/collective trusts	119,453
	Vanguard Target Retirement 2015 Trust II	Common/collective trusts	85,222
	Vanguard Target Retirement 2025 Trust II	Common/collective trusts	76,448
	Vanguard Target Retirement Trust II	Common/collective trusts	73,372
	Vanguard Target Retirement 2045 Trust II	Common/collective trusts	68,214
	Vanguard Target Retirement 2055 Trust II	Common/collective trusts	56,911
	Vanguard Target Retirement 2035 Trust II	Common/collective trusts	34,528
	Vanguard Target Retirement 2050 Trust II	Common/collective trusts	26,939
	Vanguard Target Retirement 2060 Trust II	Common/collective trusts	4,384

	Total Common/Collective Trust		3,218,004

	Employer Securities
*	RPM International Inc.	Company stock	470,651

	Total Investments		$6,332,087

	Notes receivable from participants	Loans (4.25% to 6.25%)	$391,375

*	Denotes an allowable party in interest

	Note: The “Cost” column is not applicable because all the Plan’s investment options are participant directed.

See accompanying notes to financial statements.

EXHIBIT INDEX

23.1	Consent of BDO USA, LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

By: RPM International Inc. (Plan Administrator)

/s/ Janeen Kastner
Janeen Kastner, Vice President - Corporate
Benefits & Risk Management

Date: June 25, 2019